EMAIL: AFINERMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2289

August 20, 2021

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted May 13, 2021

CIK No. 0001841968

On behalf of P10, Inc., a Delaware corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 23, 2021 (the “Comment Letter”) relating to the Company’s draft Amendment No. 2 to Registration Statement on Form S-1, CIK No. 0001841968, submitted confidentially to the Commission on May 13, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this Response Letter, the Company is confidentially submitting a draft Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). The Amended Draft Registration Statement includes revisions made in response to the comments of the Staff in the Comment Letter, as well as to update certain disclosures contained in the Draft Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italicized print, followed by the Company’s response. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Draft Registration Statement or the exhibits thereto, as applicable.

August 20, 2021

Amendment No. 2 to Draft Registration Statement on Form S-1

Reorganization Agreement, page 71

1.

We note your response to comment 11 and your disclosure on page 71 that the 67%-33% economic ownership split was based on the relative fair market values of the assets contributed by each of ECG and ECP, as determined by management. Please tell us why you used the fair market value of gross assets as the basis for the economic ownership and how you considered whether using net assets is more appropriate noting that the information provided in response 10 shows ECG contributed net liabilities with a carrying value of $0.6 million and ECP contributed net assets with a carrying value of $20.6 million.

The Company acknowledges the Staff’s comment and advises the Staff that “fair market value” refers to fair market value, net of liabilities. The Company has clarified the definition of “fair market value” on page 70 of the Amended Draft Registration Statement accordingly. In addition, please see the reconciliation below between the net book value of assets contributed to Enhanced PC from ECP and ECG and the detail of the fair value of the net assets by which the 67%-33% split was based upon. The first table below reconciles between the net book value of assets to the Enhanced PC balance sheet post-acquisition which is then further reconciled in the second table to the detail of the net assets owned by Enhanced PC after the Enhanced Reorganization by which the split was determined.

	ECP contributed to Enhanced PC December 14, 2020	ECG contributed to Enhanced PC December 14, 2020	ECG & ECP Contributed Total December 14, 2020	Balance Sheet Changes December 14-31, 2020		Enhanced PC Balance Sheet December 31, 2020	Adjustments to Reconcile to Fair Value Schedule		Adjusted Enhanced PC Balance Sheet December 30, 2020	See Permanent Capital Assets Schedule
Assets
Cash and cash equivalents	$6,584,577	$1,011,055	$7,595,632	$10,927,936	***	$18,523,568	$—		$18,523,568	(A)
Restricted cash	—	1,216,640	1,216,640	—		1,216,640	—		1,216,640	(A)
Due from Related Party	—	—	—	35,143		35,143	—		35,143
Accounts receivable		—	—	—		—	—		—
Interest Receivable	330,045	3,116,086	3,446,131	315,364		3,761,495	(2,916,755	) (1)	844,740	(C)
Prepaid management fees	—	—	—	—		—	—		—
Credit Enhancement Fee	101,520	687,270	788,790	(13,589)		775,201	(775,201	) (2)	—
State NMTC notes receivable	—	13,187,738	13,187,738	—		13,187,738	12,649,262	(3)	25,837,000	(E)
Investments (at fair value)	24,825,521	56,560,086	81,385,607	—		81,385,607	(3,012,448	) (4)	78,373,159	(B)
Investment in Sub	—	—	—	—		—	—		—
Investment in Unconsolidated Sub	1,406,323	534	1,406,857	—		1,406,857	—		1,406,857	(F)
Investment in allocable state tax credits			—	—			—		—
Payment Undertaking Agreement	17,252,997	—	17,252,997	19,862		17,272,859	(17,272,859	) (5)	—
Other assets	—	—	—	—		—	—		—
Earned premium tax credits	41,303,735	—	41,303,735	334,655		41,638,390	(41,638,390	) (6)	—
Deferred premium tax credits	—	—	—	44,670,666	**	44,670,666	(44,670,666	) (7)	—
Goodwill	—	—	—	5,995,081	**	5,995,081	(5,995,081	) (8)	—
Identifiable Intanglible Assets		—	—	—		—	—		—
Debt Issuance Costs	332,991	210,562	543,553	(543,553)		—	—		—

Total assets	$92,137,709	$75,989,971	$168,127,680	$61,741,565		$229,869,245	$(103,632,138)		$126,237,107

Liabilities and equity
Accrued Interest Payable	$1,131,764	$2,000,058	$3,131,822	$573,691		$3,705,513	$(2,304,990	) (9)	$1,400,523
Accrued Expenses	67,428	72,919	140,347	100,000		240,347	—		240,347
Current Tax - FIN 48			—	—		—	—		—
Unearned Management Fees	—	—	—	—		—	—		—
Due to Related Party	—	125,000	125,000	—		125,000	—		125,000
State tax credit deposits			—	—			—		—
Revolving credit facility state tax credits, net			—	—			—		—
Tax credit notes payable	65,668,078	27,499,531	93,167,609	(472,246)		92,695,363	(92,695,363	) (10)	—
State program notes payable	—	34,590,803	34,590,803	(27,662,110	)*	6,928,693	71,307	(11)	7,000,000
Investment firm notes payable	—	—	—	38,521,215	*	38,521,215	1,478,785	(11)	40,000,000
Redemption notes payable	—	—	—	—		—	—		—
Accrued Profits Interests	4,677,775	—	4,677,775	3,327,000		8,004,775	—		8,004,775
Unearned Premium Tax Credits	—	9,318,333	9,318,333	—		9,318,333	(9,318,333	) (10)	—
Deferred Tax Liability			—	—			—		—
State program obligation	—	3,012,448	3,012,448	—		3,012,448	(3,012,448	) (4)	—

Total liabilities	$71,545,045	$76,619,092	$148,164,137	$14,387,550		$162,551,687	$(105,781,042)		$56,770,645	(D)

Equity
Member’s equity	20,222,300	(6,633,209)	13,589,091	47,354,015		60,943,106	—
Minority Interest	370,364	6,004,088	6,374,452	—		6,374,452	—

Total equity	20,592,664	(629,121)	19,963,543	47,354,015		67,317,558	—

Total liabilities and member’s equity	$92,137,709	$75,989,971	$168,127,680	$61,741,565		$229,869,245	—

*	Debt refinanced
**	Purchase Price Adjustments of Enhanced PC for ECG assets contributed. See footnotes of December 31, 2020 audited financial statements for Enhanced PC.
***	Net proceeds of debt refinancing

Adjustment Notes:

(1)	remove interest receivable associated with UT and NV NMTC receivables that is captured in the state NMTC notes receivable to avoid double counting
(2)	Remove deferred charge for credit enhancement fee prepaid
(3)	Adjust to future realizable value of UT & NV assets flowing through the note structure
(4)	Remove Jobs for Texas assets that are attributable to the TX Dept of Agriculture
(5)	Remove PUA used to defease tax credit debt and associated accrued interest
(6)	Remove tax credits used to defease tax credit debt and associated accrued interest
(7)	Remove Intangible recorded in business combination (offsets tax credits)
(8)	Remove Intangible recorded in business combination for Goodwill
(9)	Remove accrued interest on tax credit notes. Remaining balance is accrued interest on the investment firm and state program notes payable
(10)	Remove tax credit notes defeased through use of PUA & tax credits by Investors
(11)	Remove unamortized debt issuance costs to state at Face Value of the obligation

August 20, 2021

Enhanced Capital Permanent Capital Assets

$ in thousands

Fund	Year	Fund Size	Cash		Debt Investments		Equity Investments		Accrued Interest		Tax Credit Proceeds		Fund Leverage	Gross	State		Accrued Fee to Insurers		Third-Party Managers		Net Permanent Capital
NY	2000	$11,636	$4		$15		$40		$—		$—		$—	$59	$—		$12		$—		$47	(1)
NY II	2004	13,554	—		—		1,207		—		—		—	1,207	—		241		—		966	(1)
NY III	2005	11,487	—		—		472		—		—		—	472	—		94		—		378	(1)
DC	2004	25,919	38		—		2,967		—		—		—	3,005	—		601		—		2,404	(1)
AL II	2008	22,278	—		—		1,547		—		—		—	1,547	101		289		—		1,157	(1)
CT	2011	22,100	1,269		—		—		—		—		—	1,269	—		254		—		1,015	(1)
CT III	2011	31,000	513		—		226		—		—		—	739	—		148		—		591	(1)
CT IV	2013	9,900	2,091		—		—		—		—		—	2,091	—		418		—		1,673	(1)
CT V	2015	42,289	543		7,513		110		55		—		—	8,221	—		1,644		—		6,577	(1)
WY	2012	25,000	107		4,678		548		290		2,057		—	7,680	268		—		—		7,412	(1)
UT Rural	2017	14,000	220		10,730		350		96		—		(8,209)	3,187	—		—		—		3,187	(2)
GA Rural	2018	20,000	154		19,167		200		157		—		(11,499)	8,179	—		1,734		—		6,445	(2)
OH Rural	2018	25,000	1,075		23,100		—		136		—		(16,000)	8,311	—		1,593		—		6,718	(2)
MS	2013	14,225	1,267		427		—		3		—		—	1,697	99		320		383		895	(1)
MS II	2019	9,528	594		5,071		—		37		—		—	5,702	371		1,066		640		3,625	(1)
Debt added and Cash received for programs from 12/14/21 - 12/31/2021			11,865										(11,568)

TOTAL		$297,916	$19,740		$70,701		$7,667		$774		$2,057		$(47,276)	$53,366	$839		$8,415		$1,023		$43,090

See notes below for (A) - (E):			(A	)	(B	)	(B	)	(C	)	(D	)	(D )		(D	)	(D	)	(D	)

Fund	Year	Fund Size	Cash	Debt Investments	Equity Investments	Accrued Interest	Tax Credit Proceeds	Fund Leverage	Gross	State	Accrued Fee to Insurers	Third-Party Managers	Net Permanent Capital
UT I & II	2015/17	$34,667	$4,504	$29,095	$—	$157		$(16,836)	$16,920	$—	$—		$16,920	(2)
NV	2020	$8,823	$828	$8,050	$—	$39			$8,917	$—	$—		$8,917	(2)

									$25,837				$25,837	(E)

Additional programs included in the Sale and Purchase Agreement that are taken into account for the fair value split:
TN	2010	$20,000	$660	$—	$2,539	$—			$3,199	$1,270	$—	$635	$1,295	(1)(F)
PA Rural	2020	16,666	16,666	—	—	—		(10,520)	6,146	—	—	—	6,146	(2)
RI	2020	20,000	20,000	—	—	—		(11,568)	8,432	—	—	—	8,432	(2)

		$56,666	$37,326	$—	$2,539	$—	$—	$(22,088)	$17,777	$1,270	$-—	$635	$15,873

TOTAL									$96,980	$2,108	$8,415	$1,658	$84,799

NOTES	Fair Value Split of Equity between ECP and ECG
(A) Agrees to “Cash and cash equivalents” and “Restricted Cash” on the Adjusted Balance Sheet	Legacy PC - ECP (sum of 1)	$28,034	33%
(B) Sum of B agrees to “Investments (at fair value)” on the Adjusted Balance Sheet	ECG PC (sum of 2)	$56,765	67%

(C) Agrees materially to “Interest Receivable” on the Adjusted Balance Sheet		$84,799
(D) Sum of D Agrees materially to sum of “Total Liabilities” on the Adjusted Balance Sheet
(E) Agrees to “State NMTC notes receivable” on the Adjusted Balance Sheet
(F) Agrees materially to “Investment in Unconsolidated Sub” on the Adjusted Balance Sheet

2.

We note your response to comment 10. We note the Enhanced Capital Group, LLC balance sheet at September 30, 2020 on page F-152 includes an ECP Note Receivable of $30 million, Investment Firms Note Payable of $40 million and Redemption Notes Payable of $19 million. Please tell us why these amounts were not included in the Consolidated ECG Pre-Reorg Balance Sheet column on page 7 of the response. Additionally, please revise the information provided in response 10 to include all amounts recognized on the ECG and ECP balance sheet immediately prior to the Reorganization.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the table and information provided in response 10 to the previous comment letter as reflected in the below table to reflect the following:

•

The balance of the ECP note payable to ECG as of December 14, 2020 has been added to the ECP table since this note was not cancelled and remains as a note payable on ECP’s financial statements after the acquisition and reorganization.

•

The remaining carrying value of the note at 12/14/2020 (which reflects prior write-downs of the note and accrued interest during 2019 and 2020) has also been added to the pre-reorganization column for ECG in the table. ECG determined that there is a low likelihood that it will be able to collect meaningful payments for the foreseeable future until additional permanent capital programs are added since a large portion of the cash flows generated by the net assets of ECP will flow through the Advisory Agreement to ECG, resulting in less cash flows available to repay this debt. Therefore, ECG concluded that the fair value of the note receivable from ECP is de minimis and recorded the value of the note at $0 as shown in the post-reorganization column for ECG in the table. The proforma information in the Amended Draft of the Registration Statement has been revised accordingly.

August 20, 2021

•

The Redemption Notes Payable and the Investment Firms Note Payable which are reflected in the Pre-Reorg Balance Sheet of ECG were paid off as a result of the acquisition and are shown with a $0 balance in the post-acquisition column.

	Consolidated ECP Pre-Reorg December 14, 2020	ECP contributed (1) to Enhanced PC December 14, 2020	ECP Post- Reorg December 14, 2020	Consolidated ECG Pre-Reorg December 14, 2020	ECG contributed to Enhanced PC December 14, 2020	ECG Post- Reorg December 14, 2020		ECG Post-Acquisition (2) December 14, 2020
Assets
Cash and cash equivalents	$6,670,132	$6,584,577	$85,555	$3,763,119	$1,011,055	$2,752,064		$2,752,064
Restricted cash	—	—	—	1,470,818	1,216,640	254,178		254,178
Due from Related Party	—	—	—	381,935	—	256,935		256,935
Accounts receivable			—	30,149,393	—	3,424,486	***	3,424,486
Interest Receivable	330,045	330,045	—	3,116,086	3,116,086			—
Prepaid management fees	—	—	—	—	—			—
Credit Enhancement Fee	101,520	101,520	—	687,270	687,270			—
State NMTC notes receivable	—	—	—	13,187,738	13,187,738			—
Investments (at fair value)	24,825,521	24,825,521	—	56,560,086	56,560,086			—
Investment in Sub	—	—	—	—	—	—		—
Investment in Unconsolidated Sub	2,163,777	1,406,323	757,454	2,158,893	534	2,158,359		2,158,360
Investment in allocable state tax credits			—	1,692,767		1,692,767		1,692,767
Payment Undertaking Agreement	17,252,997	17,252,997	—	—	—			—
Other assets	11,563	—	11,563	405,377	—	405,377		405,377
Earned premium tax credits	41,303,735	41,303,735	—	—	—			—
Deferred premium tax credits	—	—	—	—	—			—
Goodwill	—	—	—	11,201,489	—	11,201,489		73,462,273
Identifiable Intangible Assets					—	—		36,820,000
Debt Issuance Costs	332,991	332,991	—	210,562	210,562			—

Total assets	$92,992,281	$92,137,709	$854,572	$124,985,533	$75,989,971	$22,145,655		$121,226,440

Liabilities and equity
Accrued Interest Payable	$2,946,251	$1,131,764	$1,814,487	$2,011,805	$2,000,058	$11,747		$11,747
Accrued Expenses	80,479	67,428	13,051	404,375	72,919	331,456		331,456
Current Tax - FIN 48								209,029
Unearned Management Fees	—	—	—	2,109,644	—	2,109,644		2,109,644
Due to Related Party	43,999,715	—	43,999,715	2,308,653	125,000	2,058,653		2,058,653
State tax credit deposits			—	287,878		287,878		287,878
Revolving credit facility state tax credits, net			—	1,692,767		1,692,767		1,692,767
Tax credit notes payable	65,668,078	65,668,078	—	27,499,531	27,499,531			—
State program notes payable	—	—	—	34,590,803	34,590,803			—
Investment firm notes payable	—	—	—	39,000,000	—	39,000,000	**	—
Redemption notes payable	—	—	—	26,252,295	—	26,252,295	**	—
Accrued Profits Interests	4,677,775	4,677,775	—	—	—			—
Unearned Premium Tax Credits	—	—	—	9,318,333	9,318,333			—
Deferred Tax Liability								3,318,715
State program obligation	—	—	—	3,012,448	3,012,448			—

Total liabilities	$117,372,298	$71,545,045	$45,827,253	$148,488,532	$76,619,092	$71,744,440		$10,019,889

Equity
Member’s equity	(24,750,381)	20,222,300	(45,343,045)	(29,507,087)	(6,633,209)	(49,598,785)		110,836,187
Minority Interest	370,364	370,364	370,364	6,004,088	6,004,088	—		370,364

Total equity	(24,380,017)	20,592,664	(44,972,681)	(23,502,999)	(629,121)	(49,598,785)		111,206,551

Total liabilities and member’s equity	$92,992,281	$92,137,709	$854,572	$124,985,533	$75,989,971	$22,145,655		$121,226,440

(1) Summarized journal entry for ECP net asset contribution to Enhanced PC:

Dr.	Accrued Interest Payable	$1,131,764
Dr.	Accrued Expenses	67,428
Dr.	Tax credit notes payable	65,668,078
Dr.	Accrued Profits Interests	4,677,775
Dr.	Investment in Enhanced PC	20,222,300
Dr.	Minority Interest	370,364

Cr.	Cash and cash equivalents	$(6,584,577)
Cr.	Interest Receivable	(330,045)
Cr.	Credit Enhancement Fee	(101,520)
Cr.	Investments (at fair value)	(24,825,521)
Cr.	Investment in Unconsolidated Sub	(1,406,323)
Cr.	Payment Undertaking Agreement	(17,252,997)
Cr.	Earned premium tax credits	(41,303,735)
Cr.	Debt Issuance Costs	(332,991)

(2) Summarized journal entry for P10 purchase price allocation.

Dr.	Cash and cash equivalents	$2,752,064
Dr.	Restricted cash	254,178
Dr.	Due from Related Party	256,935
Dr.	Accounts receivable	3,424,486
Dr.	Investment in Unconsolidated Sub*	2,158,360
Dr.	Investment in allocable state tax credits	1,692,767
Dr.	Other assets	405,377
Dr.	Goodwill	73,462,273
Dr.	Identifiable Intangible Assets	36,820,000

		$121,226,440

Cr.	Accrued Interest Payable	$(11,747)
Cr.	Accrued Expenses	(331,456)
Cr.	Current Tax - FIN 48	(209,029)
Cr.	Unearned Management Fees	(2,109,644)
Cr.	Due to Related Party	(2,058,653)
Cr.	State tax credit deposits	(287,878)
Cr.	Revolving credit facility state tax credits, net	(1,692,767)
Cr.	Deferred Tax Liability	(3,318,715)

		$(10,019,889)

Cr.	Purchase Consideration-Cash + Equity	$111,206,551

*	Includes Investment in EPC, which was recorded at fair value of $0 at acquisition.
**	Balances were paid off as part of acquisition consideration.
***

ECG determined that there is a low likelihood of collectability due to the Advisory Agreement as part of the Reorganization and wrote off the note to $0. This write-off is reflected in the respective proforma disclosures in the Company’s Registration Statement.

August 20, 2021

3.

In response to comment 22, you state that the inter-company debt payable by ECP to ECG remains subsequent to the ECG/ECP Reorganization and P10 acquisition. Please tell us why the amount is not included in the ECP Remains December 14, 2020 Balance Sheet column on page 7 of the response. Additionally, please revise the information provided in response 10 to include all amounts recognized on the ECG and ECP balance sheet immediately after the Reorganization and prior to the purchase accounting related to the P10 acquisition.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the table and information provided in response 10 to the previous comment letter, as reflected in the table in response 2 above, to include the note payable from ECP to ECG in the Pre-Reorg and Remains columns for ECP.

4.

We note your disclosure on page 83 that, “Debt of ECG, which was not held by the Permanent Capital Subsidiaries, totaling $64.4 million as of the acquisition date was extinguished using the proceeds from the acquisition.” Please revise to clarify if the extinguishment of this debt was part of the reorganization agreement. If not, clarify how this was accounted for in the purchase accounting including how it was or why it was not recognized as part of the liabilities assumed.

The Company acknowledges the Staff’s comment and advises the Staff that the extinguishment of this debt was not as a result of the reorganization agreement. The extinguishment was a component of the Securities Purchase Agreement, which required that the debt be extinguished in connection with the closing of the acquisition. The extinguishment of the debt occurred concurrently with the acquisition of the equity interests in ECP and ECG and the funds used to extinguish this debt were reflected as a component of the consideration transferred by the Company. Since the debt on the closing balance sheet was not assumed by the Company as part of the acquisition but was paid off at closing as part of consideration, the debt was not included in the opening balance sheet/net assets acquired.

5.

We note that the information provided on page 7 of the response shows that ECP and ECG transferred certain liabilities to Enhanced PC. Please tell us is detail and revise to discuss the rights and claims that these creditors have. Specifically, discuss if they have rights to assets of other entities including ECP and ECG.

The Company acknowledges the Staff’s comment and advises the Staff that the creditors of the debt instruments transferred to Enhanced PC do not have rights to assets other than those of the funds/entities which were transferred to Enhanced PC. These creditors do not have rights to assets of ECP or ECG, and there are no guarantees of the Enhanced PC debt by ECP, ECG or any other entities in which the Company has ownership interest other than Enhanced PC or its subsidiaries. The Company has provided additional related disclosure on page 80 of the Amended Draft Registration Statement accordingly

August 20, 2021

6.	Please revise and tell us how many Members there are on Enhanced PC’s Board, which entities appoint the Members, and how many votes are required to make a binding decision.

The Company acknowledges the Staff’s comment and advises the Staff that there are three persons on the Board of Managers of Enhanced PC. The Managers are elected by a majority vote by the the LLC members holding Class B voting units in Enhanced PC. “Majority vote” for this purpose means the affirmative vote or approval of one or more Members holding at least a majority of the then-outstanding Class B voting units. All of the outstanding Class B voting units are (and since the closing of the Reorganization have been) held by ECP. The current Managers are William F. Souder (who is affiliated with P10), F. Barrett Davis (not affiliated with P10 or its subsidiaries) and Christopher R. Florczak (not affiliated with P10 or its subsidiaries). Messrs. Davis and Florczak are designated as “Independent Managers” and any vacancy on the Board of Managers occurring with respect to an Independent Manager must be filled by a person who is independent of, and unaffiliated with, P10 and its subsidiaries and affiliates (including ECG and ECP, provided that affiliation with ECP by reason of being on the board of managers of ECP is permitted). To make a binding decision, the Board of Managers of EPC must act by majority vote in which two out of 3 Managers must approve. The Company has revised the disclosure on page 71 of the Amended Draft Registration Statement accordingly.

7.

We note your response to comments 10 and 24. Please tell us your consideration of ASC 810-10-40-5, in your accounting for the derecognition of the permanent capital subsidiaries in the reorganization. Include in your response your calculation of gain or loss on the derecognition.

The Company acknowledges the Staff’s comment and advises the Staff that ASC 810-10-40-5 was not considered to be relevant in the Company’s accounting for the acquisition. The reorganization occurred concurrently with the acquisition of the equity interest in ECP and ECG and was not of a nature such that P10 acquired ECG and then subsequently derecognized the group of net assets (liabilities) which were transferred to Enhanced PC. The legal form of the transaction is that P10 acquired the reorganized ECG entity, which included the equity method investment in Enhanced PC. Prior to our acquisition, certain re-organization activities occurred, and the former owners would have analyzed ASC 801-10-4-5 in their analysis, but because this occurred before we acquired ECG, the Company was not part of this analysis. Accordingly, the Company has revised the pro forma information in the Amended Draft Registration Statement to reflect a gain on disposition recognized by the pre-acquisition ECG entity based on the difference of the carrying value of the assets and liabilities (net liabilities of $629,121) prior to their derecognition and the fair value of the equity method investment which was concluded to be de minimis and recorded at a fair value of $0 due to the Advisory Agreement. The Company also recorded ECG’s equity method investment in Enhanced PC at $0 value based on the Company’s fair value assessment as part of the purchase price allocation from the acquisition.

August 20, 2021

Unaudited Pro Forma Statement of Operations for the year ended December 31, 2020, page 76

8.

Please revise to provide the historical information for Enhanced Capital Group, LLC from October 1, 2020 through December 14, 2020, the date of the acquisition in a separate column. The historical amounts should not show the impact related to the Acquisition or Reorganization. Please show the impact of the Reorganization is a separate pro forma column. Additionally, please disclose in the accompanying explanatory notes revenues, expenses, gains and losses and related tax effects which will not recur in the income of the registrant beyond 12 months after the transaction. Refer to SEC Release No. 33-10786 and Rules 11-02(a)(6) and 11-02(a)(11)(i) of Regulation S-X for guidance.

The Company acknowledges the Staff’s comment and advises the Staff that the pro forma statement of operations for the year ended December 31, 2020 was revised to show the historical information of ECG from October 1, 2020 through December 14, 2020 as a separate column. Disclosure has been made for the revenues, expenses, gains or losses and related tax effects which will not recur in the income statement beyond 12 months after the transaction.

Adjustment (7), page 82.

9.

Please refer to comment 16. You disclose that the pro forma net loss of $3.8 million for ECP does not reflect the effects of the Advisory Agreement. Please revise to include the effects of the Advisory Agreement on the pro forma loss for ECP or tell us why it should not be included.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s portion of the net loss of ECP as reflected in the Acquisition Transaction Adjustments does not include the effects of the Advisory Agreement. The effects of the Advisory Agreement on the pro forma net income (loss) of ECP is disclosed and quantified separately in the Pro Forma Adjustments column; specifically, in note 10 in regards to Column F.

Acquisition of Enhanced, page F-23

10.	Please refer to comment 23. In your response to comment 23, you refer to a “chart below.” However, we could not locate the chart. Please provide us the chart to the extent needed.

The Company acknowledges the Staff’s comment and advises the Staff that a chart was inadvertently referenced. The Company’s analysis concluding that both Enhanced PC and ECP are VIEs is explained in our response to comment 23 and no chart is necessary to supplement our response.

11.	We note from your response to comments 13 and 23 that ECP will receive economics through the Administrative Services Agreement between ECG and EC Holdings for the

August 20, 2021

employees provided to ECG that in turn provide services to Enhanced PC. Please describe to us the design and purpose of this Administrative Services Agreement, and support the substance of the agreement when the employees provided to ECG by EC Holdings in turn provide services to EC Holdings’ indirect subsidiary.

The Company acknowledges the Staff’s comment and advises the Staff that ECP does not receive economics through the Administrative Services Agreement. EC Holdings receives economics through the Administrative Services Agreement, as EC Holdings receives income from ECG which is used to fund EC Holdings operations and payroll costs for its employees. EC Holdings’ operations are similar to that of a professional employer organization, providing outsourced services for other entities, of which it is currently only providing services to ECG.    Under the Administrative Services Agreement, EC Holdings employees are engaged and directed by ECG to provide services to the investments of Enhanced PC and to provide services to other investments and subsidiaries of ECG in which EC Holdings has no direct or indirect ownership.

Exhibits

12.

Please refer to your exhibit index. We note several of the exhibits indicate that schedules and exhibits have been omitted pursuant to Item 601(b)(10). However, some of those exhibits appear to be redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K. As such, please revise the exhibit index for those exhibits, to clarify that portions of those exhibits have been redacted in accordance with Item 601(b)(10)(iv) or advise. For the remaining exhibits that are labeled as having schedules and exhibits that have been omitted pursuant to Item 601(b)(10), please clarify which subsection of Item 601 of Regulation S-K you are relying upon to omit schedules or exhibits. Refer generally to Items 601(a)(5), 601(b)(2), and 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the exhibit index in the Amended Draft Registration Statement accordingly.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman